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                                                                    Exhibit 99.1


                         (Genesee & Wyoming Letterhead)



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

March 29, 2002

Ladies and Gentlemen:

Arthur Andersen LLP has represented to Genesee & Wyoming Inc. that the audit completed for the year ending December 31, 2001 was subject to Arthur Andersen's quality control system for the United States accounting and auditing practice. Arthur Andersen has provided assurance to Genesee & Wyoming Inc. that the audit engagement was conducted in compliance with professional standards. The audit was conducted with the appropriate continuity and availability of personnel, both in the United States and at the Company's foreign affiliates, as well as the appropriate availability of national office consultation.

Sincerely,


/s/ Alan R. Harris

Alan R. Harris
Senior Vice President and Chief Accounting Officer